Exhibit 99.6
July 15, 2010
BY E-MAIL
mkieselstein@kirkland.com
Marc Kieselstein, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 100122

Re:	Visteon Corporation, et al., Chapter 11 Debtors in Possession (“Visteon”) — Ad Hoc Equity Committee (“AHEC”)

Dear Marc:
     The Ad Hoc Equity Committee requests that Visteon provide Johnson Controls, Inc., Halla, Hyundia, HIG Capital, Bayside Capital, and AHEC access to Visteon’s data room so they may formulate offers for the Visteon estates.
     As you know, each of the foregoing entities has previously expressed interest in all or parts of Visteon. We believe that subsets of the foregoing entities together with AHEC can provide an overall offer for the entirety of the estates which will pay all creditors in full and provide a return for shareholders. As you know, time is of the essence. At today’s exclusivity hearing the Court ruled that we should make this request of Visteon which would have to respond consistent with its fiduciary duties.

Mark Kieselstein, Esq.
July 15, 2010

     Please let us have your response this week.

Sincerely,
/s/ Martin J. Bienenstock
Martin J. Bienenstock

MJB/ds